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                                                 CONTACT:  ROBERT H. BECKER
                                                           PRESIDENT & CEO
[CFSB BANCORP LETTERHEAD]                                  517-374-3588
                                                      OR:  JOHN W. ABBOTT
                                                           EXECUTIVE VICE
                                                           PRESIDENT & COO
                                                           517-483-4871

                                                        NEWS RELEASE

                                                           EXHIBIT 28.1



FOR IMMEDIATE RELEASE -- JUNE 18, 1996


                          CFSB BANCORP, INC. ANNOUNCES
                            STOCK REPURCHASE PROGRAM

Lansing, Michigan -- CFSB Bancorp, Inc., (NASDAQ-NMS: CFSB) holding company for Community First Bank, announced today it is commencing a stock repurchase program to acquire up to 224,000 shares of the Corporation's common stock, which represents approximately 5 percent of the outstanding common shares. The program will be dependent upon market conditions and there is no guarantee as to the exact number of shares to be repurchased by the Corporation.

Robert H. Becker, President and Chief Executive Officer, stated the Board of Directors has authorized the repurchase program, which is expected to be completed within 12 months, subject to market conditions. Mr. Becker explained the Board of Directors considers the Corporation's common stock to be an attractive investment. In addition, the repurchase program is designed to offset the future dilution incurred in connection with the administration of the Corporation's stock option plans and the possible issuance of stock dividends. It is expected a reduction in the amount of the Corporation's outstanding stock would have the effect of increasing the Corporation's per share earnings and represent a continuing benefit to remaining stockholders.

According to Mr. Becker, the repurchases generally would be effected through open market purchases, although he did not rule out the possibility of unsolicited negotiated transactions or other types of repurchases.

CFSB Bancorp, Inc., is the holding company for Community First Bank, a federal savings bank, which specializes in residential mortgage lending and retail banking services. With headquarters in Lansing, Michigan, the Bank serves mid-Michigan from 19 office locations and six additional off-site 24-Hour ATM Banking Centers. Total assets of CFSB Bancorp at March 31, 1996, were $771.7 million and stockholders' equity, all tangible, was $64.0 million.




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